As filed with the Securities and Exchange Commission on January 18, 2000
                                                File No.__________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB


     GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS

        Under Section 13 or 15(d) of The Securities Exchange Act of 1934


                           Millenia Tea Masters, Inc.
                 (Name of small business issuer in its charter)

           Texas                                              75-2785941
 ------------------------------                           --------------------
(State or other jurisdiction of                          (I.R.S. Employer
 incorporation or organization)                           Identification Number)


16910 Dallas Parkway, Suite 100                            (972) 248-1922
Dallas, TX 75248                                           ------------------
(Address of principal executive offices)                   Telephone Number








                                 Kevin B. Halter
                16910 Dallas Parkway, Suite 100, Dallas, TX 75248
             (Name, address and phone number for agent for service)



                                   Copies to:
                            Dominic M. Federico, Esq.
                         16910 Dallas Parkway, Suite 100
                               Dallas, Texas 75248
                                 (972) 248-1922


          Securities to be registered under Section 13 of the Act: none

               Securities to be registered under Section 15(d) of the Act:

                    Common Stock, $.00001 par value per share

                                     PART I

Item 1   DESCRIPTION OF BUSINESS

General

Millennia Tea Masters, Inc. ("Company") is filing this Form 10-SB on a voluntary basis in order to make the company's financial information equally available to all parties, including potential investors, and to meet certain listing requirements for publicly traded securities.

History of the Company

The Company was incorporated on August 4, 1998 under the laws of the State of Texas and shortly thereafter commenced its operations as an importer of high quality tea products from Sri Lanka.

Industry Overview and Opportunity

We import our teas from Sri Lanka, formerly known as Ceylon. Ceylon tea has been acclaimed as the best tea in the world for over a century. Unlike the coffee market in the United States, which thanks to companies such as Starbucks has immensely upgraded the quality and choices of coffees available, the U.S. tea market is still dominated by relatively low-grade tea from companies such as Lipton, Tetley, Luzianne etc. In the opinion of the Company, there exists a tremendous opportunity to make available a more upscale product to the masses at comparable prices to the existing low grade products. It is the goal of the Company for it to become the primary tea supplier of high-grade tea products in the United States.

Market Overview

In order to understand the tea market and the opportunities it presents, one first needs to look into the background of not only tea, but also more importantly the coffee market.

The coffee market in the United States up until recently gave consumers very few choices. All major brands basically had the same commodity, and what separated one from the other was mainly due to clever and heavily financed advertising campaigns. Order coffee in eating establishments in the early 90's was not different from 40 years ago - you asked for, and got a cup of coffee. Then a major revolution took place.

Today it is difficult to find just an ordinary cup of coffee in a restaurant. You are now asked whether you want espresso, cappuccino, cafe latte and a whole slew of other choices. Exotic coffees can now be found in bookstores, gas stations, convenience stores and other places once never have been thought possible.

Now let us look at the tea market. In supermarkets today the domineering brand is still the same old Lipton(R) found in stores for many decades which does not measure up to high grown Ceylon teas. As the coffee "revolution" can attest to, people today are seeking more upscale products, and are willing to pay for them.

Our teas come from Ceylon, now known as Sri Lanka. Ceylon tea has been acclaimed as the best tea in the world for over a century. The Sri Lankan climate varies tremendously from the central highlands to the southern plains. These varying climatic conditions impart distinct flavors and aromas on our teas. Sri Lanka produces the world renowned "Seasonal Teas" which are grown on the mystic hills of Sri Lanka, with fragrances unmatched by teas from any other parts of the world.

We buy our teas at auctions, package them under the "Millennia" label and ship them from Sri Lanka to our warehouse in Dallas, Texas. Our goals are to give the consumer a choice between the ordinary teas found in supermarkets and high grown black Ceylon tea, which we consider far superior. In addition to the English Breakfast tea, which is consumed each and every day by millions of people around the world, the Millennia label also features the world renowned Earl Grey tea which is usually consumed in the afternoon and evenings. Additionally, we feature a selection of both flavored and unflavored iced teas. Americans, unlike the rest of the world, love their iced tea. Of the 2.2 billion gallons of tea we drink yearly, about 80% is served cold.

When viewing the present status of the tea market, one must also pay close attention to the health aspect of the product. Even though we do not make any health claims, many well known medical journals and other research studies have indicated that tea may have many benefits such as helping to fight cancer and heart disease.

Competition

The tea market is highly competitive. A number of companies with significantly greater resources and past business history can make the penetration of the existing tea market a very difficult task for any new entrant.

Environmental Matters

The Company is not aware of any environmental liability relating to its operations that would have a material adverse effect on the Company, its business, assets or results of operations.

Inflation

Inflation has not historically been a material effect on the Company's operations and is not expected to have a material impact on the Company or its operations in the future.


Item 2   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The Company is considered a development stage company and as such has generated no significant operating revenues and has incurred cumulative operating losses.

Item 3    DESCRIPTION OF PROPERTY

The Company does not own any properties.


Item 4   SECURITY OWNERSHIP OF CERTAIN   BENEFICIAL OWNERS AND MANAGEMENT

The following information table sets forth certain information regarding the Company's common stock ownership on January 17, 2000 by (1) any person (including any "group") who is known by the Company to own beneficially more than 5% of its outstanding Common Stock, (2) each director and executive officer, and (3) all executive officers and directors as a group.


Name and address                    Shares Owned               Percentage
--------------------------------------------------------------------------------

Kevin B. Halter                      521,343                      30.1%
16910 Dallas Parkway
Suite 100
Dallas, TX 75248

KL Halter Family Partnership Ltd.    100,000                       5.8%
16910 Dallas Parkway
Suite 100
Dallas, TX 75248

KP Halter Family Partnership Ltd.    478,657                      27.7%
16910 Dallas Parkway
Suite 100
Dallas, TX 75248

Halter Financial Corporation         163,501                       9.4%
16910 Dallas Parkway
Suite 100
Dallas, TX 75248

Item 5   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The directors and officers of the Company are listed below with information about their respective backgrounds.

Name                          Age           Position
----                          ---           --------
Kevin B. Halter               64            Chairman, President, CEO & Director
Kevin B. Halter, Jr.          39            Secretary, Treasurer & Director

Kevin B. Halter has served as Chairman, President, CEO and a director of the Company since its inception. Mr. Halter has served as Chairman of the Board, President and Chief Executive Officer of Halter Capital Corporation, a privately held investment and consulting company, since 1987. Mr. Halter has served as Chairman of the Board and President of Millennia, Inc. and Chairman of the Board of Digital Communications Technology Corporation since 1994. Mr. Halter is the father of Kevin B. Halter, Jr.

Kevin B. Halter, Jr. has served as Secretary Treasurer and a Director of the Company since inception. Mr. Halter also serves as Vice President, Secretary and a Director of Halter Capital Corporation. He is the President of Securities Transfer Corporation, a stock transfer agency registered with the Securities and Exchange Commission, a position he has held since 1987. Mr. Halter has served as Vice President, Secretary and a director of Millennia, Inc. and Digital Communications Technology Corporation since 1994. He is the son of Kevin B. Halter.


Item 6   EXECUTIVE COMPENSATION

The Company pays limited compensation to its officers and directors and has paid no compensation in any amount or of any kind to its executive officers or directors for the calendar year ended December 31, 1998. During calendar year
1999, the Company paid $7,692.00 in total compensation to its President and Chief Executive Officer for work performed on behalf of the Company.

Item 7   CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

         None

Item 8   DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 10,000,000 shares of preferred stock with a par value of $0.00001 per share, and 10,000,000 shares of common stock with a par value of $0.00001 per share. The holders of common stock
(1) are entitled to one non-cumulative vote per share on all matters that the stockholders may vote on at meetings of stockholders; (2) do not have pre-emptive, subscription or conversion rights, and there are no redemption of sinking fund provisions applicable thereto; and (3) are entitled to share ratably in the assets of the Company, after the payment of all debts and liabilities, available for distribution to holders of common stock upon the liquidation, dissolution or winding up of affairs of the Company. The Company has no preferred stock, debentures, warrants, options or other instruments outstanding or that could be converted into common stock of the Company.

Holders of shares of the common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares ("majority shareholders", when voting for the election or directors, can elect all of the directors and, in such situations, the holders of the remaining shares will not be able to elect as the Company's directors anyone other than those candidates supported by the majority shareholders. Holders of shares of the common stock are entitled to receive dividends if and when declared by the Board of Directors out of funds legally available therefore.

                                     PART II

Item 1 MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER RELATED SHAREHOLDER MATTERS

As of the date of this filing, there is no public market for the Company's common stock. As of December 1, 1999 all 100,000 of the 100,000 shares issued and outstanding are deemed to be "restricted securities" as defined in Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act.

In general, under Rule 144, any person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of thee then outstanding shares of common stock, or the average weekly trading volume during the four calendar weeks preceding such sales. Sales under Rule 144 are also subject to the requirements as to the manner of sale, notice and availability of current public information about the Company. In addition, restricted shares, which have been beneficially owned for at least two years and which are held by non-affiliates, may be sold free of any restrictions under Rule 144.

Dividend Policy

The Company has never paid or declared a cash dividend on its Common Stock. The Board of Directors does not intend to declare or pay cash dividends in the foreseeable future. It is the current policy to retain all earnings if any, to support future growth and expansion.

Item 2   LEGAL PROCEEDINGS

The Company is not a party to any pending litigation nor is it aware of any threatened legal proceedings.

Item 3   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None

Item 4   RECENT SALES OF UNREGISTERED SECURITIES

         None

Item 5   INDEMNIFICATION OF DIRECTORS AND OFFICERS


The Company is not currently a party to any proceedings which in the opinion of the Company would have a material adverse effect on the Company's business, financial condition or results of operation.


                                    PART III

Item 1   INDEX TO EXHIBITS


  3.1    Articles of Incorporation of Millennia Tea Masters, Inc.
  3.2    Bylaws of Millennia Tea Masters, Inc.
  27     Financial Data Schedule


Item 2   DESCRIPTION OF EXHIBITS

 3.1     Articles of Incorporation of Millennia Tea Masters, Inc.
 3.2     Bylaws of Millennia Tea Masters, Inc.
 27      Financial Data Schedule

                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Millennia Tea Masters, Inc.


January ___, 2000                           By:  /s/  Kevin B. Halter
                                                 -------------------------------
                                                      Kevin B. Halter, President

                           MILLENNIA TEA MASTERS, INC.

                                    CONTENTS


                                                                            Page

Reports of Independent Certified Public Accountants                          F-2

Annual Financial Statements

   Balance Sheet as of December 31, 1998                                     F-3

   Statement of Operations and Comprehensive Income
     for the period from August 3, 1998 (date of inception)
     through December 31, 1998                                               F-4

   Statement of Changes in Stockholders' Equity
     for the period from August 3, 1998 (date of inception)
     through December 31, 1998                                               F-5

   Statement of Cash Flows
     for the period from August 3, 1998 (date of inception)
     through December 31, 1998                                               F-6

   Notes to Financial Statements                                             F-7

Interim Financial Statements

   Balance Sheet as of September 30, 1999                                    F-9

   Statement of Operations and Comprehensive Income
     for the nine and three months ended September 30, 1999                 F-10

   Statement of Changes in Stockholders' Equity
     for the period from January 1, 1999 through September 30, 1999         F-11

   Statement of Cash Flows
     for the nine or three months ended September 30, 1999                  F-12

   Notes to Financial Statements                                            F-13

S. W. HATFIELD, CPA
certified public accountants

Member:    American Institute of Certified Public Accountants
               SEC Practice Section
               Information Technology Section
           Texas Society of Certified Public Accountants


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------



Board of Directors and Stockholders
Millennia Tea Masters, Inc

We have audited the accompanying balance sheet of Millennia Tea Masters, Inc. (a Texas corporation) as of December 31, 1998 and the related statement of operations and comprehensive income, changes in stockholders' equity and cash flows for the period from August 3, 1998 (date of inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Millennia Tea Masters, Inc. as of December 31, 1998 and the related statements of operations, changes in stockholders' equity and cash flows for the period from August 3, 1998 (date of inception) to December 31, 1998, in conformity with generally accepted accounting principles.



                                                             S. W. HATFIELD, CPA
Dallas, Texas
August 25, 1999

                      Use our past to assist your future sm

P. O. Box 820395                               9002 Green Oaks Circle, 2nd Floor
Dallas, Texas  75382-0395                               Dallas, Texas 75243-7212
214-342-9635 (voice)                                          (fax) 214-342-9601
800-244-0639                                                      SWHCPA@aol.com
                                       F-2

                           MILLENNIA TEA MASTERS, INC.
                                  BALANCE SHEET
                                December 31, 1998


                                     ASSETS
                                                               1998
Current assets
   Cash on hand and in bank                                  $  53,686
   Accounts receivable, net of allowance for
      doubtful accounts of $52                                    --
   Inventory                                                   277,836
                                                             ---------

   Total current assets                                        331,522
                                                             ---------

TOTAL ASSETS                                                 $ 331,522
                                                             =========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
   Accounts payable trade                                    $    --
   Sales taxes payable                                             262
   Advances from affiliates                                     37,725
                                                             ---------

   Total liabilities                                            37,987
                                                             ---------


Commitments and contingencies


Stockholders' equity Common stock - $0.001 par value
      25,000,000 shares authorized
      1,308,565 shares issued and outstanding                    1,309
   Additional paid-in capital                                  308,256
   Accumulated deficit                                         (16,030)
                                                             ---------

   Total stockholders' equity                                  293,535
                                                             ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $ 331,522
                                                             =========


The accompanying notes are an integral part of these financial statements.
                                                                             F-3

                           MILLENNIA TEA MASTERS, INC.
                STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
    Period from August 3, 1998 (date of inception) through December 31, 1998


                                                                 Period from
                                                               August 3, 1998
                                                             (date of inception)
                                                               to December 31,
                                                                    1998
                                                              -----------------
Revenues
   Tea and specialty foods                                     $     3,174

Cost of Sales
   Tea and specialty foods                                             153
                                                               -----------

Gross Profit                                                         3,021
                                                               -----------

Operating expenses
   Wages and related expenses                                        2,205
   Marketing, promotion and product development                      8,796
   General and administrative expenses                               8,050
                                                               -----------

   Total operating expenses                                         19,051
                                                               -----------

Loss from operations                                               (16,030)

Other income (expense)                                                --
                                                               -----------

Loss before income taxes                                           (16,030)

Provision for income taxes                                            --
                                                               -----------

Net Loss                                                           (16,030)

Other comprehensive income                                            --
                                                               -----------

Comprehensive Loss                                             $   (16,030)
                                                               ===========

Loss per weighted-average share of common
   stock outstanding, computed on net loss -
   basic and fully diluted                                          $(0.02)
                                                                    ======

Weighted-average number of
   common shares outstanding                                     1,062,090
                                                               ===========



The accompanying notes are an integral part of these financial statements.
                                                                             F-4



                           MILLENNIA TEA MASTERS, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
    Period from August 3, 1998 (date of inception) through December 31, 1998


                                                    Additional
                                Common Stock         paid-in     Accumulated
                             # shares     amount     capital       deficit     Total
                            ---------   ---------   ---------    ---------   ---------

Balances at
   August 3, 1998                --     $    --     $    --     $    --      $    --

Shares issued to founders
   at inception             1,000,000       1,000        --          --          1,000

Stock sold pursuant to
   private placement          308,565         309     308,256        --        308,565

Net loss for the year            --          --          --       (16,030)     (16,030)
                            ---------   ---------   ---------    ---------   ---------

Balances at
   December 31, 1998        1,308,565   $     309   $ 308,256   $ (16,030)   $ 292,535
                            =========   =========   =========   =========    =========







The accompanying notes are an integral part of these financial statements.
                                                                             F-5

                           MILLENNIA TEA MASTERS, INC.
                             STATEMENT OF CASH FLOWS
    Period from August 3, 1998 (date of inception) through December 31, 1998


                                                             Period from
                                                           August 3, 1998
                                                         (date of inception)
                                                           to December 31,
                                                                1998
                                                          -----------------
Cash flows from operating activities
   Net loss for the year                                    $ (16,030)
   Adjustments to reconcile net loss to net
     cash provided by operating activities
       Bad debt expense                                            52
       (Increase) Decrease in
         Accounts receivable                                      (52)
         Inventory                                           (277,836)
       Increase (Decrease) in
         Sales taxes payable                                      262
                                                            ---------

Net cash used in operating activities                        (293,604)
                                                            ---------


Cash flows from investing activities                             --
                                                            ---------

Cash flows from financing activities
   Advances from affiliates                                    37,725
   Proceeds from sale of common stock                         309,565
                                                            ---------

Net cash provided by financing activities                     347,290
                                                            ---------

INCREASE IN CASH                                               53,686

Cash at beginning of year                                        --
                                                            ---------

Cash at end of year                                         $  53,686
                                                            =========

Supplemental disclosure of interest and income taxes paid
   Interest paid for the period                             $    --
                                                            =========
   Income taxes paid for the period                         $    --
                                                            =========




The accompanying notes are an integral part of these financial statements.
                                                                             F-6

                           MILLENNIA TEA MASTERS, INC.

                          NOTES TO FINANCIAL STATEMENTS


Note A - Organization and Description of Business

Millennia Tea Masters, Inc. (Company) was incorporated on August 3, 1998 under the laws of the State of Texas. The Company was formed to engage in the marketing and sale of imported teas. The Company began operations in October 1998. The Company has elected a year-end of December 31 and uses the accrual method of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's principal product is imported tea grown in Sri Lanka. In the event of any disruption in the availability of Sri Lankan teas, if any, the Company may experience a negative economic impact. The Company believes that other teas of comparable quality and price are available and that no interruption of product availability will occur.


Note B - Summary of Significant Accounting Policies

1.   Cash and cash equivalents
     -------------------------

     For Statement of Cash Flows purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

     Cash overdraft positions may occur from time to time due to the timing of making bank deposits and releasing checks, in accordance with the Company's cash management policies.

2.   Inventory
     ---------

     Inventory consists of imported tea products from Sri Lanka and are valued at the lower of cost or market using the first-in, first-out method. The product life of imported teas is approximately three (3) years and, accordingly, the Company anticipates no obsolescence or deterioration in its products' quality.

3    Organization costs
     ------------------

     The Company has adopted the provisions of AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" whereby all organization and initial costs incurred with the incorporation and initial capitalization of the Company were charged to operations as incurred.

                           MILLENNIA TEA MASTERS, INC.

                          NOTES TO FINANCIAL STATEMENTS


Note B - Summary of Significant Accounting Policies - Continued

4.   Income Taxes
     ------------

     The Company uses the asset and liability method of accounting for income taxes. At December 31, 1998, the deferred tax asset and deferred tax liability accounts, as recorded when material to the financial statements, are entirely the result of temporary differences. Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, primarily accumulated depreciation and amortization, allowance for doubtful accounts and vacation accruals.

     As of December 31, 1998, the deferred tax asset related to the Company's net operating loss carryforward is fully reserved. If this carryforward is not utilized, they will begin to expire in 2018.

5.   Earnings (loss) per share
     -------------------------

     Basic  earnings  (loss) per share is computed  by  dividing  the net income
     (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of December 31, 1998, the Company had no warrants and/or options outstanding.


Note C - Equity Transactions

In August 1998, the Company issued an aggregate 1,000,000 shares of restricted, common stock to its founders at par value for the initial capitalization of the Company.

In the fourth quarter of 1998, the Company sold an aggregate 308,565 shares of restricted, unregistered common stock to its founders at a price of $1.00 per share for aggregate proceeds of approximately $308,565 to various investors.

                           MILLENNIA TEA MASTERS, INC.
                                  BALANCE SHEET
                               September 30, 1999

                                   (Unaudited)

                                     ASSETS
                                     ------
                                                               1999
                                                             ---------
Current assets
   Cash on hand and in bank                                  $  26,317
   Inventory - at cost                                         531,570
                                                             ---------

   Total current assets                                        557,887
                                                             ---------

TOTAL ASSETS                                                 $ 557,887
                                                             =========



                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

Current liabilities
   Accounts payable - trade                                  $   8,886
   Advances from affiliates                                    248,441
                                                             ---------

   Total liabilities                                           257,327
                                                             ---------


Commitments and contingencies


Stockholders' equity Common stock - $0.001 par value
      25,000,000 shares authorized
      1,730,939 shares issued and outstanding                    1,731
   Additional paid-in capital                                  358,934
   Accumulated deficit                                         (60,105)
                                                             ---------

   Total stockholders' equity                                  300,560
                                                             ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $ 557,887
                                                             =========



The accompanying notes are an integral part of these financial statements. The financial information presented herein has been prepared by management without audit by independent certified public accountants.
                                                                             F-9


                           MILLENNIA TEA MASTERS, INC.
                STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
                 Nine and Three months ended September 30, 1999

                                   (Unaudited)

                                                        Nine months   Three months
                                                           ended         ended
                                                       September 30,  September 30,
                                                           1999           1999
                                                       -------------  -------------

Revenues
   Tea and specialty foods                             $     6,586    $     1,187

Cost of Sales
   Tea and specialty foods                                   2,199          1,076
                                                       -----------    -----------

Gross Profit                                                 4,387            111
                                                       -----------    -----------

Operating expenses
   Wages and related expenses                                  221             48
   Marketing, promotion and product development              6,250            636
   General and administrative expenses                      41,991          8,666
                                                       -----------    -----------

   Total operating expenses                                 48,462          9,350
                                                       -----------    -----------

Loss from operations                                       (44,075)        (9,239)

Other income (expense)                                        --             --
                                                       -----------    -----------

Loss before income taxes                                   (44,075)        (9,239)

Provision for income taxes                                    --             --
                                                       -----------    -----------

Net Loss                                                   (44,075)        (9,239)

Other comprehensive income                                    --             --
                                                       -----------    -----------

Comprehensive Loss                                     $   (44,075)   $    (9,239)
                                                       ===========    ===========

Loss per weighted-average share of common
   stock outstanding, computed on net loss -
   basic and fully diluted                                  $(0.03)        $(0.01)
                                                            ======         ======

Weighted-average number of common shares outstanding     1,409,392      1,544,446
                                                       ===========    ===========




The accompanying notes are an integral part of these financial statements. The financial information presented herein has been prepared by management without audit by independent certified public accountants.
                                                                            F-10


                           MILLENNIA TEA MASTERS, INC.
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                      Nine months ended September 30, 1999

                                   (Unaudited)

                                                  Additional
                              Common Stock         paid-in    Accumulated
                          # shares      amount     capital      deficit      Total
                          ---------   ---------   ---------   ---------    ---------
Balances at
   January 1, 1999        1,308,565   $   1,309   $ 308,256   $ (16,030)   $ 293,535

Sales of common stock       422,374         422      50,678        --         51,100

Net loss for the period        --          --          --       (44,075)     (44,075)
                          ---------   ---------   ---------   ---------    ---------

Balances at
   September 30, 1999     1,730,939   $   1,731   $ 358,934   $ (60,105)   $ 300,560
                          =========   =========   =========   =========    =========







The accompanying notes are an integral part of these financial statements. The financial information presented herein has been prepared by management without audit by independent certified public accountants.
                                                                            F-11

                           MILLENNIA TEA MASTERS, INC.
                             STATEMENT OF CASH FLOWS
                      Nine months ended September 30, 1999

                                   (Unaudited)

                                                            Nine months
                                                               ended
                                                           September 30,
                                                               1999
                                                           -------------
Cash flows from operating activities
   Net loss for the year                                    $ (44,075)
   Adjustments to reconcile net loss to net
     cash provided by operating activities
       (Increase) Decrease in
         Inventory                                           (253,734)
       Increase (Decrease) in
         Accounts payable and accrued liabilities               8,624
                                                            ---------

Net cash used in operating activities                        (289,185)
                                                            ---------


Cash flows from investing activities                             --
                                                            ---------


Cash flows from financing activities
   Advances from affiliates                                   210,716
   Proceeds from sale of common stock                          51,100
                                                            ---------

Net cash provided by financing activities                     261,816
                                                            ---------

INCREASE IN CASH                                              (27,369)

Cash at beginning of year                                      53,686
                                                            ---------

Cash at end of year                                         $  26,317
                                                            =========

Supplemental disclosure of interest and income taxes paid
   Interest paid for the period                             $    --
                                                            =========
   Income taxes paid for the period                         $    --
                                                            =========




The accompanying notes are an integral part of these financial statements. The financial information presented herein has been prepared by management without audit by independent certified public accountants.
                                                                            F-12

                           MILLENNIA TEA MASTERS, INC.

                          NOTES TO FINANCIAL STATEMENTS


Note A - Organization and Description of Business

Millennia Tea Masters, Inc. (Company) was incorporated on August 3, 1998 under the laws of the State of Texas. The Company was formed to engage in the marketing and sale of imported teas. The Company began operations in October 1998. The Company has elected a year-end of December 31 and uses the accrual method of accounting.

During interim periods, the Company follows the accounting policies set forth in its annual audited financial statements contained elsewhere in this document. The information presented herein does not include all disclosures required by generally accepted accounting principles and the users of financial information provided for interim periods should refer to the annual financial information and footnotes contained in its annual audited financial statements contained elsewhere in this document when reviewing the interim financial results presented herein.

In the opinion of management, the accompanying interim financial statements, prepared in accordance with the instructions for Form 10-QSB, are unaudited and contain all material adjustments, consisting only of normal recurring adjustments necessary to present fairly the financial condition, results of operations and cash flows of the Company for the respective interim periods presented. The current period results of operations are not necessarily indicative of results which ultimately will be reported for the full fiscal year ending December 31, 1999.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's principal product is imported tea grown in Sri Lanka. In the event of any disruption in the availability of Sri Lankan teas, if any, the Company may experience a negative economic impact. The Company believes that other teas of comparable quality and price are available and that no interruption of product availability will occur.


Note B - Summary of Significant Accounting Policies

1.   Cash and cash equivalents
     -------------------------

     For Statement of Cash Flows purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

     Cash overdraft positions may occur from time to time due to the timing of making bank deposits and releasing checks, in accordance with the Company's cash management policies.

                           MILLENNIA TEA MASTERS, INC.

Note B - Summary of Significant Accounting Policies - Continued

2.   Inventory
     ---------

     Inventory consists of imported tea products from Sri Lanka and are valued at the lower of cost or market using the first-in, first-out method. The product life of imported teas is approximately three (3) years and, accordingly, the Company anticipates no obsolescence or deterioration in its products' quality.

3    Organization costs
     ------------------

     The Company has adopted the provisions of AICPA Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" whereby all organization and initial costs incurred with the incorporation and initial capitalization of the Company were charged to operations as incurred.

4.   Income Taxes
     ------------

     The Company uses the asset and liability method of accounting for income taxes. At September 30, 1999, the deferred tax asset and deferred tax liability accounts, as recorded when material to the financial statements, are entirely the result of temporary differences. Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, primarily accumulated depreciation and amortization, allowance for doubtful accounts and vacation accruals.

     As of September 30, 1999, the deferred tax asset related to the Company's net operating loss carryforward is fully reserved. If this carryforward is not utilized, they will begin to expire in 2018.

5.   Earnings (loss) per share
     -------------------------

     Basic  earnings  (loss) per share is computed  by  dividing  the net income
     (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of September 30, 1999, the Company had no warrants and/or options outstanding.


Note C - Equity Transactions

During 1999, the Company sold an aggregate 422,374 shares of restricted, unregistered common stock for total gross proceeds of approximately $51,100.



                                                                            F-14